EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	Nov. 10, 2007	Nov. 11, 2006	Nov. 10, 2007	Nov. 11, 2006
Basic:
Net earnings (loss) applicable to common shares
From continuing operations	$(9,958)	$(951)	$(11,796)	$1,533
From discontinued operations	(117)	-	(287)	-
Net earnings (loss)	$(10,075)	$(951)	$(12,083)	$1,533

Shares:
Weighted average number of common and
common equivalent shares outstanding	17,021,513	16,968,819	17,004,834	16,969,918
Less: Treasury stock - weighted average	(10,619,570)	(10,617,932)	(10,619,189)	(10,617,412)

Weighted average number of common and common equivalent
shares outstanding	6,401,943	6,350,887	6,385,645	6,352,506

Net earnings (loss) per common and common equivalent shares:
From continuing operations	$(1.55)	$(0.15)	$(1.85)	$0.24
From discontinued operations	(0.02)	-	(0.04)	-
Net earnings (loss)	$(1.57)	$(0.15)	$(1.89)	$0.24